SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
HAMPTON ROADS BANKSHARES, INC.
(Name of Subject Company (Issuer) and Filing Persons (Offeror))
8.75% Noncumulative Perpetual Preferred Stock, Series A (CUSIP No. 409321205)
(“Series A Preferred”)
12.00% Noncumulative Perpetual Preferred Stock, Series B (CUSIP No. 409321304)
(“Series B Preferred”)
(Title of Class of Securities)
999 Waterside Dr., Suite 200
Norfolk, Virginia 23510
(757) 217-1000
Attn: John A.B. Davies, Jr.
President and Chief Executive Officer
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

John A.B. Davies, Jr.	William A. Old, Jr.
President and Chief Executive Officer	Williams Mullen
999 Waterside Drive, Suite 200	999 Waterside Drive, Suite 1700
Norfolk, Virginia 23510	Norfolk, Virginia 23510
(757) 217-1000	(757) 622-3366
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$59,850,000	$4,267.31

*	Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934. The number of shares of each series of preferred stock represents the maximum number of shares of such series of preferred stock that are subject to the Exchange Offers.

**	The amount of the filing fee, in accordance with Rule 0-11(b), as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Form or Registration No.: Not applicable
Filing Party: Not applicable	Date Filed: Not applicable
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Exhibits
	(a)(1)(A)	Exchange Offer Memorandum, dated August 30, 2010.

	(a)(1)(B)	Letter of Transmittal, dated August 30, 2010.

	(a)(1)(C)	Letter to Preferred Shareholders, dated August 30, 2010.

	(a)(2)	Proxy Statement related to Soliciting the Vote of Holders of Preferred Stock at a Special Meeting thereof in favor of the Preferred Amendments.

	(a)(3)	Not applicable.

	(a)(4)	Not applicable.

	(a)(5)(A)	Definitive Proxy Statement related to the Company’s 2010 Annual Meeting of Common Shareholders, as filed with the SEC on August 30, 2010, which is incorporated herein by reference.

	(a)(5)(B)	Press Release, dated May 24, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on May 24, 2010.

	(a)(5)(C)	Press Release, dated July 1, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on July 1, 2010.

	(a)(5)(D)	Press Release, dated August 10, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 10, 2010.

	(a)(5)(E)	Press Release, dated August 12, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 12, 2010.

	(b)	Not applicable.

	(d)(1)	Written Agreement with the Federal Reserve Bank of Richmond and the

Virginia Bureau of Financial Institutions, incorporated by reference to the Company’s Current Report on Form 8-K filed on June 17, 2010

(d)(2)	Second Amended and Restated Investment Agreement, dated as of August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(3)	Amended and Restated CapGen Investment Agreement dated as of August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(4)	Form of Second Amended and Restated Securities Purchase Agreements, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(5)	Amended and Restated Goldman Securities Purchase Agreement, dated as of August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(6)	Carlyle Investor Letter, dated August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(7)	Anchorage Investor Letter, dated August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(8)	CapGen Investor Letter, dated August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(9)	Consent Letter with affiliate of Davidson Kempner, dated August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(10)	Consent Letter with affiliates of Fir Tree, dated August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(11)	Exchange Agreement, dated as of August 12, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 18, 2010.

(d)(12)	United States Department of the Treasury, Form of New Certificate of Designations, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 18, 2010.

(d)(13)	United States Department of the Treasury, Form of Amended Warrant, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 18, 2010.

(g)	Not applicable.

(h)	Not applicable.

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer (the “Exchange Offers”) by Hampton Roads Bankshares, Inc., a corporation organized under the laws of the Commonwealth of Virginia (“Company”), to exchange, upon the terms and subject to the conditions set forth in the attached exchange offer memorandum, dated August 30, 2010, which may be amended or supplemented from time to time (the “Exchange Offer Memorandum”), and in the related letter of transmittal (the “Letter of Transmittal”), each properly tendered and accepted share of Series A Preferred for 375 newly issued shares of our common stock, par value $0.625 per share (the “Common Stock”). In addition, we are offering to exchange, upon the terms and subject to the conditions set forth in this Exchange Offer Memorandum and in the related Letter of Transmittal, each properly tendered and accepted share of Series B Preferred (and collectively, with the Series A Preferred, the “Preferred Stock”) for 375 newly issued shares of our Common Stock. As of August 9, 2010, there were 23,266 outstanding shares of Series A Preferred and 37,550 outstanding shares of Series B Preferred. The terms and conditions of the Exchange Offers are set forth in the Exchange Offer Memorandum and the accompanying Letter of Transmittal, which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively.
     This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The Exchange Offers are being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933.
Item 1. Summary Term Sheet.
     The information set forth in the Exchange Offer Memorandum in the sections entitled “Questions and Answers about the Exchange Offers,” “Summary — The Exchange Offers,” and “The Exchange Offers,” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     The name of the subject company is Hampton Roads Bankshares, Inc. The address of the Company’s principal executive offices is 999 Waterside Dr., Suite 200, Norfolk, Virginia 23510. The Company’s telephone number is (757) 217-1000.
     (b) Securities.
     The information set forth in the Exchange Offer Memorandum in the sections entitled “Description of Outstanding Securities” is incorporated herein by reference.
     (c) Trading Market and Price.
     The information set forth in the Exchange Offer Memorandum in the section entitled “Market Price, Dividend and Distribution Information” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     The filing person is the Company. The address of the Company’s principal executive offices is 999 Waterside Dr., Suite 200, Norfolk, Virginia 23510. The Company’s telephone number is (757) 217-1000.

     Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company. The business address of each director and executive officer is: c/o 999 Waterside Dr., Suite 200, Norfolk, Virginia 23510, and such person’s telephone number is (757) 217-1000.

Name:	Position(s):
John A.B. Davies, Jr.	President, Chief Executive Officer and Director
Lorelle L. Fritsch	Acting Chief Financial Officer, Senior Vice President and Chief Accounting Officer
Douglas J. Glenn	Executive Vice President, Chief Operating Officer, General Counsel and Director
Kevin Pack	President and CEO — Gateway Bank Mortgage
David R. Twiddy	Executive Vice President
Emil A. Viola	Chairman of the Board of Directors
Herman A. Hall, III	Vice Chairman
William Brumsey, III	Director
Patrick E. Corbin	Director
Henry P. Custis	Director
Richard F. Hall, III	Director
Robert R. Kinser	Director
William A. Paulette	Director
Bobby L. Ralph	Director
Billy Roughton	Director
Jordan E. Slone	Director
Roland Carroll Smith, Sr.	Director
Ollin B. Sykes	Director
Frank T. Williams	Director
W. Lewis Witt	Director
Jerry Womack	Director
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the Exchange Offer Memorandum in the sections entitled “Questions and Answers About the Exchange Offers,” “Summary — The Exchange Offers,” “The Exchange Offers,” “Comparison of Rights Between the Preferred Stock and Our Common Stock,” “Description of Outstanding Securities” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.
     (b) Purchases.
     The information set forth in the Exchange Offer Memorandum in the section entitled “Questions and Answers about the Exchange Offers — Are the Company’s executive officers and directors eligible to participate in the Exchange offers? Have any of these officers of directors indicated that they intend to participate in the Exchange Offers?” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) Agreements Involving the Subject Company’s Securities.
     The information set forth in the Exchange Offer Memorandum in the sections entitled “Background Information,” “Questions and Answers about the Exchange Offers,” and “Summary—Recent Developments” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the Exchange Offer Memorandum in the sections entitled “Background Information,” “Questions and Answers about the Exchange Offers — Why are we making the Exchange Offers and proposing the Preferred Amendments” is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information set forth in the Exchange Offer Memorandum in the sections entitled “Questions and Answers about the Exchange Offers,” and “Use of Proceeds” is incorporated herein by reference.
     (c) Plans.
     The information set forth in the Exchange Offer Memorandum in the sections entitled “Background Information,” “Summary—Recent Developments,” “Questions and Answers about the Exchange Offers,” “Summary — The Exchange Offers,” and “Risk Factors,” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the Exchange Offer Memorandum in the sections entitled “Questions and Answers About the Exchange Offers,” “Summary — The Exchange Offers,” “The Exchange Offers — Terms of the Exchange Offers,” and “The Exchange Offers — Source of Common Shares” is incorporated herein by reference.
     (b) Conditions.
     The information set forth in the Exchange Offer Memorandum in the sections entitled “Questions and Answers about the Exchange Offers,” and “The Exchange Offers — Conditions to the Exchange Offers” and “The Exchange Offers — Additional Conditions” is incorporated herein by reference.
     (d) Borrowed Funds.
     Not applicable.

Item 8. Interest in the Securities of the Subject Company.
     (a) Securities Ownership.

						Series A Preferred &
	Series A Preferred		Series B Preferred			Series B Preferred
	Amount of		Amount of			Amount of
Name of Beneficial	Beneficial	Percent of	Beneficial		Percent of	Beneficial	Percent of
Owner	Ownership	Class	Ownership		Class	Ownership	Class

John A.B. Davies, Jr.	—	—	—		—	—	—
Lorelle L. Fritsch	—	—	—		—	—	—
Douglas J. Glenn	—	—	—		—	—	—
David R. Twiddy	250	1.07%	—		—	250	*
Kevin Pack	100	*	—		—	100	*
Emil A. Viola	—	—	1,000		2.66%	1,000	1.64%
Herman A. Hall, III	—	—	1,000		2.66%	1,000	1.64%
William Brumsey, III	300	1.29%	—		—	300	*
Patrick E. Corbin	—	—	—		—	—	—
Henry P. Custis	—	—	800		2.13%	800	1.32%
Richard F. Hall, III	—	—	500		1.33%	500	*
Robert R. Kinser	—	—	1,500		3.99%	1,500	2.47%
William A. Paulette	500 (1)	—	200		*	700	1.15%
Bobby L. Ralph	—	—	—		—	—	—
Billy Roughton	500	2.15%	2,500		6.66%	3,000	4.93%
Jordan E. Slone	—	—	—		—	—	—
Roland Carroll Smith, Sr.	—	—	2,000		5.33%	2,000	3.29%
Ollin B. Sykes	700 (2)	3.01%	500		1.33%	1,200	1.97%
Frank T. Williams	500	2.15%	—		—	500	*
W. Lewis Witt	—	—	1,000		2.66%	1,000	1.64%
Jerry Womack	2,000	8.60%	1,000	(3)	2.66%	3,000	4.93%

*	Represents less than 1%.

(1)	This amount includes 200 shares owned separately by his company, KBS, Inc.

(2)	This amount includes 200 shares owned separately by his company, Sykes & Co.

(3)	This amount includes 1,000 shares owned separately by his company, Suburban Grading & Utilities, Inc.
     See also the information set forth in the Exchange Offer Memorandum in the section entitled “Questions and Answers about the Exchange Offers — Are the Company’s executive officers and directors eligible to participate in the Exchange offers? Have any of these officers of directors indicated that they intend to participate in the Exchange Offers?” is incorporated herein by reference.
     (b) Securities Transactions.
     Neither the Company, nor the Company’s executive officers or directors have effected any transactions with respect to the Preferred Stock within the 60-day period prior to August 30, 2010.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     The information set forth in the Exchange Offer Memorandum in the sections entitled “The Exchange Offers — Exchange Agent and Information Agent,” “The Exchange Offers — Solicitation” and “The Exchange Offers — Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
     (a) Financial Information.
     The information set forth in the Exchange Offer Memorandum in the sections entitled “Documents Incorporated by Reference,” “Summary Consolidated Financial Data” and “Ratio of Earnings to Fixed Charges and Preference Security Dividends” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as amended, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, as amended, and June 30, 2010 are incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
     (b) Pro Forma Information.
     The information set forth in the Exchange Offer Memorandum in the section entitled “Pro Forma Financial Information” is incorporated herein by reference.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     Not applicable.
     (b) Other Material Information.
     The information set forth in the Exchange Offer Memorandum in the section entitled “Background Information,” “Questions and Answers about the Exchange Offers,” “The Exchange Offers — Conditions to the Exchange Offers” and “The Exchange Offers — Addition Conditions” is incorporated herein by reference.
Item 12. Exhibits

(a)(1)(A)	Exchange Offer Memorandum, dated August 30, 2010.

(a)(1)(B)	Letter of Transmittal, dated August 30, 2010.

(a)(1)(C)	Letter to Preferred Shareholders, dated August 30, 2010.

(a)(2)	Proxy Statement related to Soliciting the Vote of Holders of Preferred Stock at a Special Meeting thereof in favor of the Preferred Amendments.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Definitive Proxy Statement related to the Company’s 2010 Annual Meeting of Common Shareholders, as filed with the SEC on August 30, 2010, which is incorporated herein by reference.

(a)(5)(B)	Press Release, dated May 24, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on May 24, 2010.

(a)(5)(C)	Press Release, dated July 1, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on July 1, 2010.

(a)(5)(D)	Press Release, dated August 10, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 10, 2010.

(a)(5)(E)	Press Release, dated August 12, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 12, 2010.

(b)	Not applicable.

(d)(1)	Written Agreement with the Federal Reserve Bank of Richmond and the Virginia Bureau of Financial Institutions, incorporated by reference to the Company’s Current Report on Form 8-K filed on June 17, 2010

(d)(2)	Second Amended and Restated Investment Agreement, dated as of August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(3)	Amended and Restated CapGen Investment Agreement dated as of August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(4)	Form of Second Amended and Restated Securities Purchase Agreements, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(5)	Amended and Restated Goldman Securities Purchase Agreement, dated as of August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(6)	Carlyle Investor Letter, dated August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(7)	Anchorage Investor Letter, dated August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(8)	CapGen Investor Letter, dated August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(9)	Consent Letter with affiliate of Davidson Kempner, dated August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(10)	Consent Letter with affiliates of Fir Tree, dated August 11, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 17, 2010.

(d)(11)	Exchange Agreement, dated as of August 12, 2010, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 18, 2010.

(d)(12)	United States Department of the Treasury, Form of New Certificate of Designations, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 18, 2010.

(d)(13)	United States Department of the Treasury, Form of Amended Warrant, incorporated by reference to the Company’s Current Report on Form 8-K filed on August 18, 2010.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     (a) Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hampton Roads Bankshares, Inc.
Date: August 30, 2010	By:	/s/ John A.B. Davies, Jr.
John A.B. Davies, Jr.
President and Chief Executive Officer